UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 31, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•	$500,000 11.00% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Arch Coal, Inc.)
•	$250,000 9.00% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Noble Corporation)
•	$250,000 11.25% Exchangeable Notes due August 31, 2011 (Linked to the Common Stock of JDS Uniphase Corporation)
•	$250,000 12.00% Exchangeable Notes due August 31, 2011 (Linked to the American Depository Share of Baidu, Inc.)
•	$250,000 10.25% Exchangeable Notes due August 31, 2011 (Linked to the Common Stock of AMR Corporation)
•	$10,000,000 10.90% Exchangeable Notes due May 30, 2012 (Linked to the Common Stock of Silver Wheaton Corp.)
•	$10,000,000 11.10% Exchangeable Notes due May 30, 2012 (Linked to the Common Stock of Netflix, Inc.)
•	$ 10,000,000 12.75% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Seagate Technology)
•	$10,000,000 9.25% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of the United States Steel Corporation)
•	$10,000,000 8.75% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Peabody Energy Corporation)
•	$2,200,000 Digital Notes due August 30, 2012 Linked to the Performance of the Russell 2000® Index E-6559
•	$600,000 Callable Fixed Rate Range Accrual Notes due May 29, 2026 E-6554
•	$4,000,000 Buffered Super TrackSM Notes due May 31, 2016 Linked to the Performance of the Dow Jones Industrial AverageSM E-6560
•	$450,000 Notes due May 31, 2013 Linked to the Performance of the Hang Seng China Enterprises Index E-6558
•	Barclays Bank PLC Trigger Yield Optimization Notes $6,709,223.52 Notes linked to the common stock of Rackspace Hosting, Inc. due November 30, 2011
•	Barclays Bank PLC Trigger Yield Optimization Notes $7,207,640.00 Notes linked to the common stock of Nabors Industries Ltd. due November 30, 2011
•	Barclays Bank PLC Trigger Yield Optimization Notes $4,864,360.00 Notes linked to the common stock of Limited Brands, Inc. due November 30, 2011
•	$2,665,000 Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures IndexTM due May 30, 2014
•	8.00% Exchangeable Notes due May 30, 2012 (Linked to the Common Stock of Ford Motor Company)
•	10.00% Exchangeable Notes due November 30, 2011 (Linked to American Depositary Shares Representing the Common Stock of ARM Holdings plc)
•	11.75% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Delta Airlines, Inc.)
•	11.25% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of DryShips Inc.)
•	12.00% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)
•	16.25% Exchangeable Notes due November 30, 2011 (Linked to the American Depositary Shares Representing the Ordinary Shares of LDK Solar Co., Ltd.)
•	14.10% Exchangeable Notes due November 30, 2011 (Linked to the Common Stock of Rambus Inc)
•	8.00% Exchangeable Notes due April 27, 2012 (Linked to the Common Stock of Ford Motor Company)
•	$4,521,300 Barclays Bank PLC Trigger Autocallable Optimization Securities Linked to the Performance of Corn Futures Contracts due June 8, 2012
•	$4,730,850 Buffered Return Optimization Securities Linked to the S&P 500® Index due May 31, 2013

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 31, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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